

October 26, 2011

Via E-mail
C. Todd Asbury
Chief Financial Officer
New Peoples Bankshares, Inc.
67 Commerce Drive
Honaker, Virginia 24260

Re: New Peoples Bankshares, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the quarter ended June 30, 2011
Filed August 8, 2011
File No. 0-33411

Dear Mr. Asbury:

We have reviewed your response letter dated August 25, 2011, and your most recent Form 10-Q, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K/A #2 for Fiscal Year Ended December 31, 2010

Provision for Loan Losses, page 33

1. We note your response to comment five from our letter dated August 3, 2011. As it relates to loan four in Attachment 1 as of June 30, 2011, please address the following:

- Explain further how this appraisal was considered in your allowance for loan losses as of June 30, 2011; and
- It appears that this loan was deemed to be impaired on December 31, 2009 but did not receive an updated appraisal until July 15, 2011. Please tell us how you determined the specific reserve and amounts to charge-off prior to the receipt of this updated appraisal taken into consideration that this is a loan participation.

2. As a related matter, please provide us a detail of collateral dependent impaired loans as of June 30, 2011 for which you received an appraisal subsequent to quarter end, but for which you did not include the appraisal into your allowance for loan losses similar to what may have occurred the loan specifically identified in our previous comment. For each of these loans, please explain to us further the reasons these appraisals were not considered as of June 30, 2011, as applicable.

3. Please also provide us with a detailed understanding of your policies and procedures implemented to ensure that you appropriately account for appraisals received subsequent to period end but prior to the issuance of your financial statements pursuant to ASC 855. Noting that this issue resulted in the restatement of your Form 10-K for fiscal year ended December 31, 2010 we believe that enhanced disclosure in your future filings is necessary.

4. We note your response to comment five from our letter dated August 3, 2011. As it relates to one of your loans as of December 31, 2010 included in Attachment 1 (loan three), please tell us in detail how you determined the amounts to charge-off and record as a specific reserve taken into consideration that the most recent appraisal value resulted in a valuation significantly in excess of the net carrying value.

5. We note your response to comment seven from our letter dated August 3, 2011. Based upon the classes of financing receivables for your loan portfolio as provided in your response, please confirm to us that you will include all of the disclosure requirements required by ASU 2010-20 in your Form 10-Q for the period ended September 30, 2011. Please also provide us with these revised disclosures as of September 30, 2011 if available or as of June 30, 2011.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

6. In your response to our prior comments 9 and 10 you seem to limit future disclosure about the agreements to changes subsequent to the situation described in your letter of August 25, 2011. In your Form 10-Q for the quarter ended September 30, 2011, please confirm that you will disclose the material, baseline information consistent with your responses to comments 9 and 10.

You may contact John Spitz, staff accountant, at 202-551-3484 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
Douglas Densmore
LeClair Ryan